UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange act of 1934


NAME OF ISSUER:	Sport-Haley Inc.
TITLE OF CLASS OF SECURITIES:	Class A Common Stock
CUSIP NUMBER:	848925103
1.	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
		Michael W. Cook Asset Management, Inc.
		d/b/a Cook Mayer Taylor
		62-1378280

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)

(b)	X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	TN

5.	SOLE VOTING POWER
	351,200

6.	SHARED VOTING POWER
	N/A

7.	SOLE DISPOSITIVE POWER
	351,200

8.	SHARED DISPOSITIVE POWER
	N/A

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
	351,200

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN
	N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	10.15

12	TYPE OF REPORTING PERSON*
	IA


Item 1:	a.	Name of Issuer
			Sport-Haley Inc.
     	b.   Address of Issuer's Principal Executive Offices:
			4600 E. 48th Avenue
			Denver, Colorado  80216-3212
Item 2.	a.	Name of Person Filing
		Michael W. Cook Asset Management
		d/b/a Cook Mayer Taylor

	b.	Address of Principal Business Office or, if none, Residence
			5170 Sanderlin Avenue, Suite 200
			Memphis, TN  38117

		c.	Citizenship
			TN

		d.	Title of Class of Securities
			Class A Common Stock

		e.	CUSIP Number:     848925103

Item 3.	If (his statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether
	the person filing is a:
a. Broker or Dealer registered under Section 15 of the Act

	b.	Bank as defined in section 3(a)(6) of the Act

	c.	Insurance Company as defined in section 3(a)(19) of the act

	d.	Investment Company registered under section 8 of the Investment
Company Act

	e.	X - 	Investment Adviser registered under section 203 of the
Investment
			Advisers Act of 1940

	f.	Employee Benefit Plan, Pension Fund which is subject to the
		provisions of the Employee Retirement Income Security Act of 1974 or
		Endowment Fund; see  240.13d-I(b)(I)(ii)(F)

	g.	Parent Holding Company, in accordance with  240.13d-l(b)(ii)(G)
		(Note: See Item 7)

	h.	Group, in accordance with  240.13d-l(b)(l)(ii)(H)

Item 4:	Ownership
If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month describe(i in Rule 13d-l(b)(2), if applicable,exceeds five percent,provide the following information as of that date and identify those shares which there is a right to acquire
	a.	Amount Beneficially Owned	351,200
	b.	Percent of Class	10.15%
Number of shares as to which such person has:
i.	sole power to vote or to direct the vote	351,200
ii.	shared power to vote or to direct the vote 	N/A
iii.	sole power to dispose or to direct the disposition of	351,200
iv.	shared power to dispose or to direct the disposition of 	N/A

Instruction:	For computations regarding securities which represent a right to acquire an
		underlying security see Rule l3d-3(d)(l).

Item 5. 	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following : N/A

Instruction:	Dissolution of a group requires a response to this item.

Item 6. 	Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not
required.   N/A

Item 7:	Identification 2nd Classification of the Subsidiary Which Acquired
the
Security Being Reported on By the Parent Holding Company
If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-l(c), attach an exhibit stating the identification of the relevant subsidiary. - N/A

Item 8.	Identification 2nd Classification of Members of the Group
If a group has filed this schedule pursuant to Rule 13d-l(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule I 3d- 1(c), attach an exhibit stating the identity of each member of the group. - N/A

Item 9.	Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity See Item 5.- N/A

Item 10:	Certification
The following certification shall be included if the statement is filed pursuant to Rule 13d-l(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	9/8/2000 Andrew G. Taylor - President